Exhibit 99.1

CTE PETROCHEMICALS COMPANY
FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners of
CTE Petrochemicals Company

We have audited the accompanying financial statements of CTE Petrochemicals Company, which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), partners' capital, and cash flows for the three years in the period ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CTE Petrochemicals Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Dallas, Texas
February 7, 2014

CTE PETROCHEMICALS COMPANY
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Equity in net earnings of Ibn Sina	$214,704	$267,172	$232,250
Administrative expenses	(45)	(67)	(119)
Withholding tax expense	(10,320)	(12,712)	(11,329)
Net earnings	$204,339	$254,393	$220,802

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Net earnings	$204,339	$254,393	$220,802
Other comprehensive income (loss)
Pension and postretirement benefits	(300)	(700)	(5,642)
Total other comprehensive income (loss), net of tax	(300)	(700)	(5,642)
Total comprehensive income, net of tax	$204,039	$253,693	$215,160

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
BALANCE SHEETS

	As of December 31,
	2013	2012
	(In thousands)
Assets
Current assets
Cash	$298	$71
Total current assets	298	71

Investment in Ibn Sina	164,193	156,048

Total assets	$164,491	$156,119

Liabilities and Partners' Capital
Current liabilities
Accrued liabilities	$45	$60
Total current liabilities	45	60

Partners' capital	164,446	156,059

Total liabilities and partners' capital	$164,491	$156,119

See the accompanying notes to the financial statements

CTE PETROCHEMICALS COMPANY
STATEMENTS OF PARTNERS' CAPITAL

	2013			2012			2011
	Texas Eastern Arabian Ltd.	Elwood Insurance Ltd.	Total	Texas Eastern Arabian Ltd.	Elwood Insurance Ltd.	Total	Texas Eastern Arabian Ltd.	Elwood Insurance Ltd.	Total
	(In thousands)			(In thousands)			(In thousands)
Partners' Capital
Balance as of the beginning of the year	$78,703	$85,448	$164,151	$73,256	$77,976	$151,232	$72,344	$73,195	$145,539
Net earnings	102,170	102,169	204,339	127,197	127,196	254,393	110,401	110,401	220,802
Net dividends	(103,160)	(92,492)	(195,652)	(121,750)	(119,724)	(241,474)	(109,489)	(105,620)	(215,109)
Balance as of the end of the year	77,713	95,125	172,838	78,703	85,448	164,151	73,256	77,976	151,232

Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the year	(4,046)	(4,046)	(8,092)	(3,696)	(3,696)	(7,392)	(875)	(875)	(1,750)
Pension and postretirement benefits	(150)	(150)	(300)	(350)	(350)	(700)	(2,821)	(2,821)	(5,642)
Balance as of the end of the year	(4,196)	(4,196)	(8,392)	(4,046)	(4,046)	(8,092)	(3,696)	(3,696)	(7,392)
Total Partners' Capital	$73,517	$90,929	$164,446	$74,657	$81,402	$156,059	$69,560	$74,280	$143,840

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Operating activities
Net earnings	$204,339	$254,393	$220,802
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in net earnings of Ibn Sina	(214,704)	(267,172)	(232,250)
Dividends received	206,259	254,251	226,570
Accrued liabilities	(15)	5	55
Net cash provided by operating activities	195,879	241,477	215,177
Financing activities
Dividends paid	(195,652)	(241,474)	(215,109)
Net cash used in financing activities	(195,652)	(241,474)	(215,109)
Net change in cash	227	3	68
Cash at beginning of year	71	68	—
Cash at end of year	$298	$71	$68

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Company and Basis of Presentation

CTE Petrochemicals Company (“CTE” or the “Company”) is a common general partnership (the “Partnership”) which was formed on January 27, 1981 pursuant to the laws of the Cayman Islands, British West Indies. The original partners, Celanese Arabian Inc. ("Celanese Arabian") and Texas Eastern Arabian Ltd. (“Texas Eastern”), a wholly owned subsidiary of Duke Energy Corporation (“Duke”), each acquired an equal ownership interest in CTE. Through a series of transactions, Elwood Insurance Limited (“Elwood”), a wholly owned subsidiary of Celanese Corporation (“Celanese”), acquired Celanese Arabian's original interest in CTE, and Celanese and Duke continue to have an equal ownership interest, including profit and loss distribution, through their respective subsidiaries, Elwood and Texas Eastern.

CTE's primary asset is its 50% investment in National Methanol Company (“Ibn Sina”). Ibn Sina, a Saudi limited liability company registered under the laws of Saudi Arabia, is owned equally by CTE and Saudi Basic Industries Corporation (“SABIC”), a privately-held Saudi Arabian joint stock company. Ibn Sina was formed in 1981 and is in the business of operating a petrochemical complex which produces methanol and methyl tertiary butyl ether (“MTBE”).

On April 1, 2010, Elwood, Texas Eastern and SABIC expanded the scope of Ibn Sina to include the creation of a polyacetal (“POM”) production facility and extended the term of the joint venture to 2032. The capital required to build the POM plant is funded equally by SABIC and CTE. Elwood and Texas Eastern provide 65% and 35%, respectively, of the POM funding requirements of CTE. Once the POM plant becomes commercially operational, which is estimated to occur in 2016, CTE's respective earnings will be split 65% and 35% to Elwood and Texas Eastern, respectively. However, the partners' equal ownership percentage in CTE will remain unchanged. Elwood and Texas Eastern will continue to share the power to direct the activities that most significantly impact the Company's economic performance. SABIC will continue to have 50% ownership in Ibn Sina, including its respective share of profits and losses.

Basis of Presentation

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.

2.	Summary of Accounting Policies

•	Estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses These estimates, based on best available information at the time, could differ from actual results.

•	Investment in Ibn Sina

The Company accounts for its investment in Ibn Sina using the equity method of accounting as it has the ability to exercise significant influence over operating and financial policies of Ibn Sina, but does not exercise control. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share in net earnings or losses of Ibn Sina and reduced by dividends received.

The Company assesses the recoverability of the carrying value of its investment whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. A loss in value of an equity-method investment which is other than a temporary decline will be recognized as the difference between the carrying amount of the investment and its fair value, and such loss, if any, would be charged to earnings. No such losses have been recognized.

•	Dividends

The Company records dividends when received as reduction of its investment. Historically, Ibn Sina has distributed a substantial portion of the after tax earnings to its partners. CTE remits the dividends to its partners, Elwood and Texas Eastern, simultaneously when received from Ibn Sina.

•	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is the Company's share of Ibn Sina's gains or losses for pension and postretirement benefits that are not recognized immediately as a component of net periodic pension cost.

3.	Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220 (“2013-02”). The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for the Company for annual periods beginning January 1, 2014. The Company will comply with the disclosure requirements of this ASU for the year ending December 31, 2014.

In February 2013, the FASB issued ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date , an amendment to FASB ASC Topic 405, Liabilities ("FASB ASC Topic 405"). The update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as of the reporting date as the sum of the obligation the entity agreed to pay among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. This ASU is effective for annual and interim periods beginning after December 15, 2013 and is required to be applied retrospectively to all prior periods presented for those obligations that existed upon adoption of the ASU. The Company does not expect the impact of adopting this ASU to be material to the Company's financial position, results of operations or cash flows.

4.	Investment in Ibn Sina

The following are summarized US GAAP financial statement results of Ibn Sina as of and for the years ended December 31 (in thousands):

	Year Ended December 31,
	2013	2012	2011
Total Assets	$551,865	$551,500	$529,100
Debt	—	—	—
Total Liabilities	231,849	231,958	222,123
Net Sales	1,179,823	1,345,146	1,242,616
Operating Income	541,741	665,050	576,476
Net Income	479,945	591,487	515,650
The laws of Saudi Arabia require different allocations of income taxes to capital balances based upon the respective partner's country of domicile. Accordingly, CTE's percentage of Ibn Sina's net income in equity is not proportioned to its ownership percentages.

5.	Withholding Taxes

The financial statements reflect no provision or liability for income taxes because the Company's financial results are included in the income tax returns of the Partners for the years ended December 31, 2013, 2012 and 2011. The Company incurs withholding tax from the Saudi Arabian government at a rate of 5% on dividends received from its investment in Ibn Sina. Withholding taxes are reported as withholding tax expense on the Company's statements of operations when dividends are received. Amounts shown as withholding tax expense were paid to the Saudi Arabian government in the respective periods presented. For the years ended December 31, 2013, 2012 and 2011 taxes paid were $10.3 million, $12.7 million and $11.3 million, respectively.

6.	Subsequent Events

Subsequent events were updated through February 7, 2014, the date at which the financial statements were available to be issued.